                      [MMR Multi-Market Radio, Inc. LOGO]


                     SUPPLEMENT NO. 1 TO OFFER TO EXCHANGE
                       SHARES OF ITS CLASS A COMMON STOCK
               FOR ANY AND ALL OF ITS REDEEMABLE CLASS B WARRANTS



         The following information supplements the Offering Circular dated October 4, 1996 relating to the offer to exchange shares of MMR Class A Common Stock for MMR Class B Warrants. This Supplement No. 1 should be read in conjunction with the Offering Circular. Terms used but not defined herein are used as defined in the Offering Circular.

         The Exchange Offer has been modified by MMR to allow holders of MMR Class B Warrants to tender less than all of the MMR Class B Warrants held by them (i.e., partial tenders of whole numbers of MMR Class B Warrants will be accepted).

         Holders of MMR Class B Warrants who have not yet tendered any of their MMR Class B Warrants in the Exchange Offer, but wish to do so, should use the enclosed Letter of Transmittal, which supersedes the Letter of Transmittal enclosed with the Offering Circular.

         If a holder of MMR Class B Warrants has already tendered all of their MMR Class B Warrants in the Exchange Offer and does not wish to withdraw any of such MMR Class B Warrants, no further action is necessary. If a holder of MMR Class B Warrants has already tendered all of their MMR Class B Warrants in the Exchange Offer and wishes to withdraw any or all of such MMR Class B Warrants, such holder may withdraw such MMR Class B Warrants in accordance with the procedures set forth in the Offering Circular.
 See "The Exchange Offer--Withdrawal Rights."

         The closing sales prices of the MMR Class A Shares and the MMR Class B Warrants reported on the Nasdaq National Market on October 18, 1996 were $12 7/8 per share and $2 19/32 per share, respectively.



                              --------------------



 The date of this Supplement No. 1 to the Offering Circular is October 21, 1996.